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                                              EXHIBIT 1
                                              NEWS RELEASE


               AK STEEL TO REDEEM PREFERRED STOCK


MIDDLETOWN, OH, September 18, 1997 -- AK Steel (NYSE: AKS) today announced that it is calling for redemption all of its outstanding 7% Convertible Preferred Stock, Stated Value $30.75 per Share, Stock Appreciation Income Linked Securities (SAILS). The redemption date is October 16, 1997.

   SAILS outstanding at September 12, 1997, totaled 4,750,774. Each of the SAILS will be redeemed solely in exchange for .8621 of a share of AK Steel common stock, the same amount that would apply upon voluntary conversion. Following the redemption, the company will have approximately 31 million shares of common stock outstanding.

   The company said the redemption will not dilute the interests of common shareholders because per share earnings since the issuance of the SAILS have been calculated on a fully diluted basis that has given effect to the mandatory conversion of the SAILS. Cash requirements for the redemption are minimal, relating only to payment for fractional shares. Redemption of the SAILS will eliminate approximately $10 million annually in preferred stock dividend requirements.

   A notice of redemption and letter of transmittal will be sent to holders of the SAILS. The Fifth Third Bank, Cincinnati, Ohio, AK
Steel's newly appointed transfer agent and registrar, will serve as redemption and conversion agent. Holders of the SAILS may contact Fifth Third Bank at (800) 837-2755 with any questions.

   AK Steel produces flat-rolled steel for automotive, appliance, construction and manufacturing markets. The company employs about 5,800 people in plants and offices in Middletown, Ashland, Kentucky and Rockport, Indiana.